Bit Brother Limited

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

February 20, 2024

VIA EDGAR

Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bit Brother Limited
Form 20-F for Year Ended June 30, 2023 Response dated Dated December 28, 2023
File No. 001-35755

Dear Christopher Dunham,

Bit Brother Limited (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on January 9, 2024 regarding the Company’s Form 20-F for the fiscal year ended June 30, 2023 (the “2023 Form 20-F”) and addressed to Xianlong Wu (the “Staff’s Letter”).

Annual Report on Form 20-F for Fiscal Year Ended June 30, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

1.	We note your supplemental submission indicates that “excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of December 28, 2023.” Please revise to identify the directors and/or senior management that beneficially owned more than 5% of your outstanding shares, including their ownership percentage of the relevant class of securities. Please also explain your calculation of Mr. Xianlong Wu’s aggregate voting power as disclosure on page 94 indicates his Class B shares are entitled to 20 votes per share. Please further revise to clarify how you considered the Schedule 13Gs, as amended, filed by S.H.N. Financial Investments Ltd. and Matthew J. Ruck indicating each reporting person beneficially owns more than 5% of your outstanding shares.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure under Item 16I of Form 20-F as follows:

“Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, including the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of the date of this report.”

As of the date of the 2023 Form 20-F, Mr. Xianlong Wu’s aggregate voting power was 17,600,020, which is 20 times of 880,001, the number of Class B shares held by Mr. Wu. The Company’s aggregate voting power from all issued and outstanding Class A and Class B shares as of the date of the 2023 Form 20-F is 227,979,824. As a result, Mr. Wu’s total voting power represented 7.72% of the Company’s aggregate voting power as of the date of the 2023 Form 20-F.

The Schedule 13Gs, as amended, filed by S.H.N. Financial Investments Ltd. and Matthew J. Ruck were filed after the filing of the Company’s 2023 Form 20-F, and as a result were not taken into consideration for the beneficial ownership table disclosures in Item 6.E of the 2023 Form 20-F.

2.	We note your statement that you reviewed public filings and your shareholder register in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs b(2) and (3).

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have reviewed public filings and our shareholder register as well as the written confirmations from the directors and officers of the Company and its consolidated foreign operating entities representing that he/she is not an official of the Chinese Communist Party. We have not relied upon any legal opinions or third party certifications as the basis for our submission.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have reviewed the written confirmations from the directors and officers of the Company and its consolidated foreign operating entities representing that he/she is not currently or previously a member of, or affiliated with, any official or committee of the Chinese Communist Party.

4.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for yourself. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong, in addition to the British Virgin Islands and China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

●	With respect to (b)(3) and (b)(5), please revise to provide the required information for you and all of your consolidated foreign operating entities.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure under Item 16I of Form 20-F accordingly as depicted in the Supplemental Submission attached as Exhibit A hereto which shall be furnished as Exhibit 99.1 to the Form 20-F/A.

5.	With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please revise to confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure under Item 16I of Form 20-F accordingly.

If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please do not hesitate to contact us.

Sincerely,

Bit Brother Limited

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer

cc:

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Bit Brother Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended June 30, 2022 with the SEC with an audit report issued by Centurion ZD CPA & Co., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Centurion ZD CPA & Co. is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Centurion ZD CPA & Co., until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Mr. Xianlong Wu, the Chief Executive Officer and the Chairman of the Company, beneficially owned (determined in accordance with the SEC rules) 880,001 Class B ordinary shares, representing 7.72% of the Company’s aggregate voting power as of the date of this report.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, including the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of the date of this report.

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Xianlong Wu, Lingyin Li, Diyu Jiang, Zhihua Liao and Anatoly Danilitskiy and we have received written confirmations from the directors and officers of the Company and its consolidated foreign operating entities and each of them represented that he/she is not an official of the Chinese Communist Party.

We have also reviewed (i) the shareholder register provided by VStock Transfer, LLC, and (ii) Schedules 13D and 13G filed by the shareholders, the absence of any Schedule 13D or 13G filing made by any foreign governmental entity with respect to the Company’s securities, and the absence of foreign government representation on its board of directors, the Company has no awareness or belief that it is owned or controlled by a government entity in mainland China.

As of the date of this report, (i) no governmental entities in the British Virgin Islands, China, Hong Kong, or the United States own any ordinary shares of our company, (ii) governmental entities in China do not have a controlling financial interest in our company nor in any of our consolidated foreign operating entities, including the variable interest entities, (iii) none of the members of our board of directors or our subsidiaries is an official of the Chinese Communist Party, and (iv) none of the memorandum and articles of association, as amended, as well as any charter documents of our consolidated foreign operating entities, including variable interest entities, contain any charter of the Chinese Communist Party, including the text of any such charter.

Based on the above, the Company is not owned or controlled by a government entity in China.

Dated: February 20, 2024

Bit Brother Limited

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer

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